SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                             Grace Development, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   383905 10 6
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                                 (CUSIP Number)

    Melissa E. McMorries, 229 Peachtree Street, Suite 2700, Atlanta, GA 30303
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 383905 10 6             SCHEDULE 13D/A               Page 2 of 7 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      M. Allen Weed
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        11,138,618
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               11,138,618
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,138,618
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.09
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Schedule 13D/A
                                (Amendment No. 1)

Item 1. Security and Issuer

      This statement relates to the shares of common stock, no par value per share, of Grace Development, Inc., a Colorado corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1690 Chantilly Drive, Atlanta, Georgia 30324.

Item 2. Identity and Background

      (a)   Name

            M. Allen Weed

      (b)   Address

            7395 Glenmora Way
            Suwanee, Georgia 30024

      (c)   Present Principal Occupation or Employment

            Secretary and Director, New millennium Multimedia, Inc., a wholly-owned subsidiary of the Issuer with principal executive offices located at 1690 Chantilly Road, Atlanta, Georgia 30324.

      (d) The Reporting Person listed in Item 2(a) has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Citizenship or Place of Organization

            U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration

      The responses to Item 4 are incorporated herein by this reference.

      The Reporting Person acquired the shares of the common stock, no par value, of the Issuer (the "Common Stock") referred to on the cover page of this Statement pursuant to the terms of an Agreement and Plan of Merger (the "Merger Agreement") dated August 20, 1999, pursuant to which New Millennium Multimedia, Inc., a Georgia corporation ("NM"), merged with a wholly-owned subsidiary of the Issuer, with NM as the surviving corporation (the "Merger"). In accordance with the terms of the Merger Agreement, each share of the common stock, $1.00 par value, of NM (the "NM Common Stock") issued and outstanding at the time of the Merger was converted into the right to receive 66.3013 shares of Common Stock. Specifically, the Reporting Person listed in Item 2(a) above exchanged
168,000 shares of NM Common Stock for 11,138,618 shares of the Common Stock. Shares of NM Common Stock were not publicly traded and had no ascertainable market value. The closing price of the Common Stock on the National Association of Securities Dealers, Inc. Bulletin Board on September 28, 1999, the effective date of the Merger, was $6.687 per share. See Item 4 below, however, for a description of certain transfer restrictions to which the Shares are subject. The foregoing response to this Item 3 is qualified in its entirety by reference to the Merger Agreement, the full text of which is filed as Exhibit 1 hereto and incorporated herein by this reference.

Item 4. Purpose of the Transaction

      On September 28, 1999, the Merger was completed. Pursuant to the Merger Agreement, in exchange for an aggregate of 998,824 shares of NM Common Stock(after giving effect to the conversion of warrants for 49,000 shares and the issuance of 150,000 shares to certain private investors, which conversion and issuance occurred following the execution of the Merger Agreement on August 20,1999 and before consummation of the Merger on September 28, 1999) the former shareholders of NM acquired an aggregate of 66,223,329 shares of Common Stock or 89.70% of the issued and outstanding shares of Common Stock.

      Upon consummation of the Merger, NM became a wholly-owned subsidiary of the Issuer. Pursuant to the terms of the Merger Agreement, the Board of Directors of the Issuer was increased from one to six members and the vacancies thereby created were filled by persons designated by NM. At a meeting of the Board held subsequent to the completion of the Merger, the Board voted to increase the size of the Board to seven persons and elected an additional person to the Board.

      Pursuant to the Merger Agreement, certain shares of Common Stock held by Signal Compression, Inc. ("Signal"), which prior to the Merger held approximately 66% of the Common Stock and following the Merger holds approximately 6.77% of the Common Stock, were pledged to NM to secure certain indemnification obligations of the Issuer to NM and the former shareholders of NM (the "Pledge Agreement"). The terms of the Pledge Agreement provide for the release of a number of pledged shares equal to one percent (1%) of number of the outstanding Common Stock on the Initial Release Date and on each subsequent Release Date Page 4 of 7(each as defined in the Pledge Agreement; provided that (a) no default has occurred and is continuing under the Pledge Agreement; (b) the pledged shares remaining as collateral are sufficient to satisfy the aggregate of claims made as of the Release Date; or (c) the pledgees shall not have determined that a release of pledged shares would have an adverse impact on the market or trading activity for the Common Stock. Under the Pledge Agreement, a Release Date occurs thirty (30) days following the effective date of the Merger and at quarterly intervals thereafter until the termination of the Pledge Agreement. The Pledge Agreement terminates on the later of (i) eighteen months following the effective time of the Merger or (ii) the resolutions of all claims made under the Pledge Agreement. All references to the terms of the Pledge Agreement are qualified in their entirety by reference to the Pledge Agreement, which is attached as an exhibit to the Merger Agreement, filed as Exhibit 1 hereto and incorporated herein by this reference.

      Because the shares of Common Stock received by the former shareholders of NM were not registered under the Securities Act of 1933, as amended (the "Act"), such shares are "restricted securities" (as defined in Rule 144 promulgated under the Act) and accordingly, may not be sold or transferred by the holders thereof unless such shares are registered under the Act or are sold or transferred pursuant to an exemption therefrom.

      Other than as indicated above with respect to the Merger, the Reporting Person listed in Item 2(a) above presently has no plans or proposals that relate to or would otherwise result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j)   Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

      The responses to Item 4 are incorporated herein by this reference.

      (a) The Reporting Person listed in Item 2(a) beneficially owns 11,138,618 shares of the Common Stock, or 15.09% of the total number of outstanding shares of the Common Stock on September 28, 1999.

      (b) The number of shares of the Common Stock as to which there is sole power to vote or to the direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person listed in Item 2(a)is set forth on the cover page of the Statement, and such information is incorporated herein by this reference.

      (c) During the 60 day period prior to the consummation of the Merger, the Reporting Person effected the following transactions through registered broker-dealers:

            Date        Transaction       Quantity          Price
            ----        -----------       --------          -----

            08/16/99    Sold              5,000              $7.25
            08/17/99    Sold              2,950               7.44
            08/17/99    Sold              2,000               6.97

      (d) The Reporting Person has the sole right to receive the dividends from, or the proceeds from the sale of shares reported on the cover pages of this Statement.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The responses to Item 4 are incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits

      None.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 1999


________________________
/s/ M. Allen Weed